Exhibit 10.32

AmerisourceBergen Corporation

Bergen Brunswig Corporation

July 27, 2001

Steven H. Collis

47028 Hollow Crest Court

Dallas, Texas 75287

Dear Steven:

In connection with and effective upon the consummation of the transactions (the “Mergers”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 16, 2001, among, inter alia, AmerisourceBergen Corporation (the “Company”), Bergen Brunswig Corporation (“Bergen”) and AmeriSource Health Corporation, the Company will assume your employment agreement dated September 1, 2000 with Bergen (the “Employment Agreement”) and the rights and obligations of Bergen under the Employment Agreement. The Company and Bergen acknowledge that as a result of the change in your position upon consummation of the Mergers, you will have Good Reason (as defined in the Employment Agreement) to terminate your employment with the Company at any time, in your sole discretion, during the three years following consummation of the Mergers. To induce you to continue your employment with the Company after consummation of the Mergers, we confirm that any decision on your part to defer exercising your right to terminate your employment with the Company for Good Reason during the three years following consummation of the Mergers will not constitute a waiver of such right.

This letter also constitutes notice, under Section 2 of your Employment Agreement, that the term of that agreement will not be extended. Accordingly, your Employment Agreement’s Expiration Date, as defined therein, will be the last day through which that agreement has been extended on the date the Mergers are consummated.

The Company and Bergen wish to clarify that in the event your employment is terminated by the Company without Cause (as defined in the Employment Agreement) or by you for Good Reason, the Company will be obligated to pay you damages under section 13 of the Employment Agreement calculated in accordance with the methodology set forth on Annex A. Applying that methodology, if your employment were terminated by, or if you terminated your employment with, the Company as of September 1, 2001, damages payable to you by the Company would equal $1,491,153. In the event that any payments under your Employment Agreement constitute excess parachute payments under section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the Company will pay a Gross-Up Bonus in accordance with the provisions, including the procedural provisions, of your Severance Agreement dated September 1, 2000 (the “Severance Agreement”).

In the event that the Internal Revenue Service (“IRS”) (or any other taxing authority) alleges or claims that any amounts payable to you in connection with the Mergers constitute excess parachute payments as defined in section 280G of the Code, the Company shall promptly indemnify you for any losses, damages, payments, fees, penalties, judgments and awards (including, without limitation, attorney’s and accountants’ fee and expenses) arising out of, relating to or in connection with any such allegation or claim including, without limitation, any claims or rights arising out of the Gross-Up Bonus (as defined in the Severance Agreement), the tax gross-up provisions of the Bergen Fourth Amended and Restated Supplemental Retirement Plan (the “SERP”) and payments made under the Employment.

The Company’s obligation to indemnify you is subject to the following:

1. In the event that the IRS makes a claim that, if successful, would result in a finding of an underpayment of the amounts due as a result of the imposition of the excise tax imposed under section 4999 of the Code, you shall notify the Company of such claim. Such notification shall be given as soon as practicable, but no later than 10 business days after you receive a “30 day letter” from the IRS and shall apprise the Company of the nature of such claim and the date on which such claim is request to be paid.

2. You shall not pay such claim prior to the expiration of the 30-day period following the date on which you give such notice to the Company (or such shorter period ending on the date that any payment of the taxes with respect to such claim is due). If the Company notifies you in writing prior to the expiration of such period that it desires you to contest such claim you shall:

a. give the Company any information reasonably requested by the Company relating to such claim;

b. take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, retaining Tax Counsel reasonably acceptable to the Company and at the Company’s expense or, if requested to do so by the Company, Tax Counsel selected by the Company, to represent you in appropriate proceedings related to such claim against you;

c. cooperate with the Company in good faith in order effectively to contest such claim; and

d. keep the Company fully informed in any proceedings relating to such claim.

3. Without limitation on the foregoing provisions, the Company shall control all proceedings taken in connection with any such contest and, at its sole option, may direct you to pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner. You agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine, provided, however, that if the Company directs you to pay such claim and sue for a refund, the Company shall advance the amount of such payment to you, on an interest-free basis, and shall indemnify and hold you harmless, on an after-tax basis, from any excise tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respected to such advance. The Company, on an after-tax basis, will advance to you or promptly reimburse you for any expenses (including attorneys’ and accountants’ fees and expenses) incurred by you, at the request or direction of the Company, or with the Company’s consent, in connection with any such contest or suit for refund. In no event shall you be obligated to extend the statue of limitations for any tax year in order to contest or challenge any tax claim against you unless such extension is limited to the contested issues subject to the indemnity provided by the Company herein. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which an excise tax under section 4999 of the Code would be payable hereunder and you shall be entitled to settle or contest, as the case may be, any other issue raised by the IRS or any other taxing authority.

4. If, after the receipt of an amount paid by the Company you become entitled to receive any refund with respect to such claim, you shall promptly pay the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after your receipt of an amount advanced by the Company, a determination is made that you shall not be entitled to any refund with respect to such claim and the Company does not notify you in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid.

Sincerely,

AmerisourceBergen Corporation

/s/ R. David Yost

R. David Yost President and Chief Executive Officer

Bergen Brunswig Corporation

/s/ Robert E. Martini

Robert E. Martini Chairman and Chief Executive Officer

Annex A

Calculation of Damages under Employment Agreement

For purposes of calculating damages under section 13 of the Employment Agreement, the compensation that you would otherwise have received for the three years following termination of employment shall be determined as follows: (A)(1) your Base Salary in effect at the time of termination shall be deemed to continue until the next September 30 following termination and (2) Base Salary shall be deemed to increase thereafter at a rate of 4% per annum, effective on October 1 of each year; (B) the Bonus amount shall be determined by averaging your three highest Bonus amounts payable over the five years prior to termination (the “Base Bonus Amount”) and be deemed to increase at a rate of 4% per annum (provided that for purposes of calculating damages under section 13, in no event shall the Base Bonus Amount be less than $173,867); (C) the value of all other benefits and perquisites shall be deemed to be $25,000 per annum. The total of all amounts in clauses (A),(B) and (C) above is referred to as the “Total Damages Amount”. You shall receive a lump-sum payment equal to the present value of the Total Damages Amount determined by using a discount rate equal to 120% of the “Applicable Federal Rate” under section 1274(d) of the Code, compounded semiannually. Assuming your employment were terminated on September 1, 2001, your damages would be calculated as follows.

Illustration A: Calculation for Steven H. Collis with termination effective as of September 1, 2001

		Payroll Periods	Annual Amount	Prorated Amount	Present Value of Prorated Amount (as of 9/1/2001)
Salary *	Year 0	2	$300,000	$ 23,077	$23,016
	Year 1	26	$312,000	$ 312,000	$303,534
	Year 2	26	$324,480	$ 324,480	$301,662
	Year 3	24	$337,459	$ 311,501	$277,131
	Total Salary			$ 971,058	$905,443

Bonus **	Year 1		$173,867	$ 173,867	$172,547
	Year 2		$180,822	$ 180,822	$171,426
	Year 3		$188,055	$ 188,055	$170,313
	Total Bonus			$ 542,744	$514,286

Benefits and Perquisites ***	Year 1		$25,000	$ 25,000	$24,905
	Year 2		$25,000	$ 25,000	$23,791
	Year 3		$25,000	$ 25,000	$22,728
	Total Benefits		$75,000	$ 75,000	$71,424

	TOTAL			$1,588,802	$1,491,153

*	Current Base Salary of $300,000 would be increased by 4% to $312,000 on October 1, 2001 and to $324,480 on October 1, 2002 and $337,459 on October 1, 2003.

**	Bonus amount for Year 1 would equal the average of the three highest Bonus amounts for the previous five years. Years 2 and 3 are increased 4% per annum. Bonus payment is assumed to occur on November 1 of Years 1, 2 and 3.

***	Payment of Benefits and Perquisites is assumed to be on October 1 of Years 1, 2, and 3.

Thus, assuming that the Mergers are consummated on September 1, 2001 and that your employment terminated as of September 1, 2001, you Total Damages Amount would be $1,588,802. The present value of you damages (using 120% of the applicable federal rate compounded semiannually for August 2001 (4.68%) and assuming payment of Base Salary on a bi-weekly basis (i.e., 78 installments); payment of the Bonus on November 1 of each year, and payment of benefits and perquisites on October 1 of each year) would be $1,491,153.

For the purpose of example and illustration, the Illustration B hypothetical below applies the methodology by which you three years of salary, bonus and benefits are to be calculated in the event of your termination. The following hypothetical assumes a termination date on October 1, 2003, but does not reflect your own Base Salary and Bonus entitlements.

Illustration B: Calculation for Executive 1 with termination effective as of October 1, 2003

	Year 1		Year 2	Year 3	TOTAL
Salary	$364,000	*	$378,560	$393,702.40	$1,136,262.40
Bonus	$165,000	**	$171,600	$178,464	$515,246
Benefits and Perquisites	$25,000		$25,000	$25,000	$75,000

TOTAL	$554,000		$575,160	$597,348.40	$1,726,508.40

*	Assuming a Base Salary of $350,000 in respect of the year October 1, 2002 to September 30, 2003. Base Salary of $350,000 would be increased by 4% to $364,000 on October 1, 2003 and to $378,560 on October 1, 2004 and to $393,702.40 on October 1, 2005. Thus, if Executive I were terminated on October 1, 2003. Executive 1 would receive $364,000 for the 12-month period October 1, 2003 to September 30, 2004; $378,560 for the 12-month period October 1, 2004 to September 30, 2005; and $393,702.40 for the 12-month period October 1, 2005 to September 30, 2006.

**	Bonus amount for Year 1 would equal the average of the three highest Bonus amounts for the previous five years (i.e., Bonuses in respect of fiscal year 1998 through 2002), subject to the proviso in clause (B) above. For purposes of this example, we are assuming that the Base Bonus Amount for Year 1 equals $165,000. Years 2 and 3 are increased 4% per annum.

Thus, assuming that the Mergers are consummated on September 1, 2001 and that Executive 1’s employment terminated as of October 1, 2003, Executive 1’s Total Damages Amount would be $1,726,508.40. The present value of Executive 1’s damages would be calculated at the time of such termination using 120% of the applicable federal rate for October 2003 compounded semiannually, consistent with the method described in Illustration A.